UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

10 November 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT sells GlobalCollect to management and private equity providers, 1 November 2005

1 November 2005

TNT sells GlobalCollect to management and private equity providers

GlobalCollect, the leading international electronic payment processor for Internet and Direct Marketing transactions, announces a management buyout from TNT to accelerate international growth, backed by Waterland Private Equity Investments and Prime Technology Ventures.

GlobalCollect is happy to announce the completion of the transfer of shares from TNT (AEX: “TNT”) to Waterland Private Equity Investments , Prime Technology Ventures and GlobalCollect’s management. This buyout creates a strategic and financial framework that will enable the company to pursue its development as an innovative and independent payment service provider, and to take its success a step further in the global marketplace.

Since its inception in 1994, GlobalCollect has developed into one of the leading global payment service providers. GlobalCollect offers international e-commerce merchants the opportunity to enhance sales by enabling them to accept local payment solutions in over 50 countries. Payment services are not part of TNT’s core business, which has led to this change of ownership.

Waterland Private Equity Investments takes up the majority of this investment, which fits well with their focused investment strategy. Waterland Private equity Investments and Prime technology Ventures are convinced of the growth opportunities for GlobalCollect due to the strong expected increase in e-commerce and online spending, as well as GlobalCollect’s exceptional value proposition and commercial track record.

GlobalCollect remains independent from banks and card processing organizations. This ensures its unique ability to select and aggregate the most effective local payment methods based on market trends and competitive pricing. This change of ownership does not involve any operational change for GlobalCollect’s customers, business partners and GlobalCollect’s investment plans.

Jan F. Manten, CEO of GlobalCollect, says: “We strongly believe that this new step is very positive for the company’s future, our customers and our business partners. With strong financial partners on our side, we will continue to prove our value as a leading independent payment service provider. We are proud to be the provider of choice for successful internet merchants such as Blizzard Entertainment, TopTicketLine, Lycos, HP, Financial Times, KLM Royal Dutch Airlines, Reuters, Sony Online Entertainment, and Microsoft, or resellers such as Cybersource or Digital River.”

About GlobalCollect
GlobalCollect provides international payment services for non face-to-face businesses including internet, mail and telephone order. For more than a decade, GlobalCollect has had a successful track record with collection and reconciliation of payments, invoice printing and distribution in over 200 countries. GlobalCollect's payment solutions and its unique and still growing international banking network enable businesses to accept the widest range of local payment methods in local currencies. Through one single technical and administrative interface, its online payment platform offers a combination of all major credit and debit cards, direct debits, cheques, bank transfers and invoices. The hands-on dedication of its highly experienced professionals who anticipate clients’ evolving needs has established GlobalCollect as a leading payment service provider worldwide. For more information about GlobalCollect, please visit: www.globalcollect.com

About Waterland Private Equity Investments
Waterland Private Equity Investments is an independent private equity firm that supports entrepreneurs in realizing their growth ambitions in markets which are changing such as: outsourcing & efficiency, services directed at an aging population, or leisure & luxury. With substantial financial resources and committed industry expertise, Waterland enables its portfolio companies to achieve accelerated growth both organically and through acquisitions. Waterland currently has € 220 mln. under management and has offices in Bussum (The Netherlands), Antwerp (Belgium), and Düsseldorf (Germany). For more information about Waterland, please visit: www.waterland.nu

About Prime Technology Ventures
Prime Technology Ventures focuses on investing in European companies in the information and communication technology industries and leverages its people, expertise and capital to actively guide them into category leaders. The firm has invested in companies in the Benelux countries, United Kingdom, Finland and Sweden. From its offices in Amsterdam (The Netherlands) and Cambridge (United Kingdom), the partnership manages over € 120 mln. in committed capital. For more information about Prime Technology Ventures, please visit: www.ptv.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 10 November 2005